PRESS RELEASE

Exhibit 99.1

SUPERCOM ANNOUNCES RETIREMENT OF A BOARD MEMBER

New York, NY, and Ra’anana, Israel, June 20, 2005 - SuperCom Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today announced that Mr. Menachem Meron has retired from the Board of Directors of SuperCom, Ltd. for personal reasons effective immediately. The Board expects soon to name a new Director to take his place.

Commenting on the news, Mr. Eli Rozen, Chairman of the Board, said, "We would like to thank Menachem for his dedicated service to SuperCom over the past five years and the many significant contributions he has made.”

About SuperCom:
SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.  The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

This press release and other releases are available on www.supercomgroup.com.

Contact:
Eyal Tuchman, CFO
SuperCom, Ltd.
+972 9 775 0800
eyalt@supercomgroup.com